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                                                                   Exhibit 99.1

Filer:  Mr. Mikhail D. Prokhorov

Address: 13/1 Tverskoi Blvd, Moscow, Russian Federation, 123104

Relationship of Reporting Person to Issuer:  10% owner

Explanation of Response:

        Mr. Prokhorov, by virtue of his indirect ownership of OJSC MMC Norilsk Nickel ("Norilsk Nickel") and direct ownership of Branton Limited ("Branton")(of which Smart Hydrogen, Inc. ("Smart Hydrogen") is a subsidiary), could, pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), and rules of the Securities and Exchange Commission adopted thereunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, the common stock of Plug Power Inc. owned by Smart Hydrogen (the "Shares"). Accordingly, pursuant to such rules, Mr. Prokhorov could be deemed to be the beneficial owner of the Shares. As previously disclosed, on April 17, 2008 Mr. Prokhorov and Vladimir O.Potanin agreed that Mr. Prokhorov will convey his entire interest in Branton to Mr. Potanin. Mr. Prokhorov agreed to sell to United Company Rusal Limited ("UC Rusal") a number of shares representing 25% of the issued share capital of Norilsk Nickel plus one share (the "Norilsk Nickel Shares"), subject to certain conditions, including receipt of certain Russian and other governmental and third-party approvals and consents. On April 24, 2008 Mr. Prokhorov completed the transfer of the Norilsk Nickel Shares to UC Rusal.

        Mr. Prokhorov expressly disclaims, for purposes of Section 16 of the Act, beneficial ownership of all indirectly owned securities reported on this Form 4 in excess of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.